Management Discussion and Analysis

November 30, 2019

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three month period ended November 30, 2019 and 2018 and the audited consolidated financial statements for the years ended August 31, 2019 and 2018.  The MD&A was prepared as of January 13, 2020.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the three month period ended November 30, 2019

Financial:

•

On December 18, 2019, the Company announced that it completed the sale of 6,695,652 common shares raising USD $3,850,000.

•

During the three month period ended November 30, 2019, the Company received loans in the amount of $2,502,010 (US$1,886,000) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.584 - US$0.598 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.584 - US$0.598 per share.

•

On August 13, 2019, the Company closed a public offering of 4,000,000 common shares at US$0.75 raising US $3,000,000.

•

On July 1, 2019, the Company closed a registered direct offering of 1,916,379 common shares at US$0.58 per share raising US $1,111,500.

•

On May 3, 2019, the Company completed the sale of 2,316,084 common shares at US $0.66 per share raising US $1,530,700 in the aggregate in a registered direct offering.

•

On April 18, 2019, the Company completed the sale of 606,165 common shares at US $0.58 per share raising US $350,000 in the aggregate with three investors in a registered direct offering.

•

On March 4, 2019, the Company completed the sale of 625,557 common shares at a price of US $0.45 per common share, raising an aggregate of US $281,000 in a registered direct offering.

On January 16, 2019, the Company completed the sale of 3,924,386 common shares at a price of US $0.23 per common share, raising an aggregate of $1,172,798 (US $885,734) in a registered direct offering.  Share issue costs amounted to $103,591 for net proceeds of $1,069,207.

Management Discussion and Analysis

November 30, 2019

•

During the year ended August 31, 2019, the Company closed $287,800 (US $216,857) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.3357 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3357 per share. There is no prepayment penalty.

During the year ended August 31, 2019 the Company settled $130,670 (US$100,000) of principal amount of outstanding loans through the issuance of 402,077 common shares.

•

During the year ended August 31, 2019, the Company received loans in the amount of $1,596,401 (US$1,230,799) with a one year term with a right to extend by one additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at  exercise prices ranging from  US$0.27 to US$0.34 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at prices ranging from  US$0.27 - US$0.34 per share.

During the year ended August 31, 2019, the Company settled $2,614,343 (US$2,028,768) of principal amount of outstanding loans through the issuance of 7,387,818 common shares.

•

In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 686,446 common shares with a value of $581,181.  The finder’s fee was allocated proportionally between the gold loans and convertible loans.

Operational:

•

The Company completed Phase 2 Reverse Circulation (RC) and Diamond Core (DD) resource upgrade drilling with a total combined metreage of 7,448.57m (4,221m RC & 3,227.57m DD) drilled during the reporting period.

•

Notable drill results in the reporting period include:

o

.

o

L19.5_1 (BMDD221): 3m@1.22g/t Au from 409m including 1m@2.39g/t Au from 409m; 1m@8.2g/t Au from 416m; 30.7m@5.52g/t Au from 420m including 6m@15.64g/t from 482m & 4m@6.55g/t Au from 475m and 7m@4.60g/t Au from 496m including 3m@9.17g/t Au from 500m.

o

.

o

L25_1 (BMRCD298): 2m@2.59g/t Au from 332m ; 4m@1.44g/t Au from 425m; 2m@1.27g/t Au from 472m; 1m@6.08g/t Au from 506m;  4m@1.71g/t Au from 639; 11m@1.79g/t Au from 649m;  3m@4.82g/t Au from 661m including 1m@11.85g/t Au from 662m; 10m@2.97g/t Au from 665m, including 3m@7.49g/t Au from 668m; 2m@1.67g/t Au from 676m; 2m@4.39g/t Au from 679m and 4m@1.59g/t Au from 687m.

Management Discussion and Analysis

November 30, 2019

•

No mining or ore processing activities were conducted at South Pit and Plant during the quarter. Cumulative Total Ore mined from the Buckreef South Pit (ROMPad + Pad#1+Pad#2+Pad#3+Crusher pad) as of 30th November 2019 remains at 119,725.59 tonnes averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

•

The disposition of the Ore stockpiled as of 30th November 2019, remain as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).

•

The list of Company’s license holdings portfolio now comprises 29 active licenses split into three main categories as Retain (21), JV (1) & Discard (7).  The Itetemia ML application and Kigosi ML were arbitrarily cancelled by the Mining Commission without any formal communications on the outcome of the Company’s original application submitted in November 2015 and due to a miscommunication on default letter sent to the wrong address respectively. Formal appeals have been lodged with the offices of the Mining Commission to get a reversal of that decision. In addition, two court cases have been filed against the Minister of Mines on the issues of contention.

•

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has paid certain of its annual license fees for all active licenses except for some forfeited or lapsed licenses since October 2014.

•

Based on the new regulations that have been enacted by the Mining Commission, some of the Company’s forfeited licenses still carry an outstanding debt (incurred before and by the time of the forfeiture). The Company is making all efforts to establish the amount of such debt and will arrange for a suitable payment schedule with the Ministry of Mines once the actual figures have been released by the Ministry.

•

As at November 30, 2019 an accrual of $538,521.53 made up as follows: Active PLs (US$26,973.50 no penalties) & Forfeited PLs (US$511,548.03 inclusive of 50% penalty) (August 31, 2019 - $680,000) has been recorded relating to unpaid license fees and resultant penalties. The active licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand.

•

The potential penalty relating to unpaid license fees for the forfeited licenses is approximately $158,538.51 (August 31, 2019 - $211,000). The Company has recorded an accrual for all valid and active mining licenses.

Management Discussion and Analysis

November 30, 2019

Overall Performance

As at November 30, 2019, the Company had current assets of $3,746,571, compared to $4,135,316 on August 31, 2019.  The decrease is mainly due to inflows from proceeds of convertible loans issued of $2,502,010 (2018 - $1,596,401), offset by outflows in regard to expenditures on exploration of $1,593,219 (2018 - $176,443) and cash used in operations of $1,625,229 (2018 - $1,366,653).  Mineral properties and deferred exploration assets were $33,418,177 as at November 30, 2019, compared to $31,750,255 at August 31, 2019.

Net loss for the three month period ended November 30, 2019 was $1,617,611, compared to a net loss of $1,393,084 in the three month period ended November 30, 2018.  Net loss was comparative between the two periods.

Share Capital:

During the three month period ended November 30, 2019, the Company issued 359,563 (2018 – 596,115) common shares with a value of $132,232 (2018 - $309,219) in connection with interest payments related to the convertible loans and gold bullion loans outstanding.  The Company also issued shares for cash during the three month period ended November 30, 2019 issuing 72,982 (2018 - nil) common shares for proceeds of $78,739 (2018 - $nil).  The Company issued nil common shares (2018 – 3,555,768) with a value of $nil (2018 - $1,097,410) for settlement of convertible loans as well.  In the current period, capital was utilized for the Buckreef Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets, when available, are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2019	3,389
Net proceeds from convertible loans and gold bullion loans	2,502
Net proceeds from private placements, net of issue cost	79
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(1,593)
General corporate expenses	(1,653)
Funds available November 30, 2019	$2,724

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at November 30, 2019, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

Management Discussion and Analysis

November 30, 2019

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its Buckreef mine currently under development.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however, the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Form 20-F Annual Report for the year ended August 31, 2019, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

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There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•

Current financial markets are likely to be volatile in Canada and the United States for the remainder of the fiscal year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

Management Discussion and Analysis

November 30, 2019

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the three month period ended November 30, 2019	As at and for the year ended August 31, 2019	As at and for the year ended August 31, 2018
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(1,617,611)	$(29,317,517)	$(6,897,397)
Basic income (loss) per share	$(0.01)	$(0.22)	$(0.06)
Diluted income (loss) per share	$(0.01)	$(0.22)	$(0.06)
Total assets	$39,341,957	$38,618,925	$53,235,140
Total long term financial liabilities	$741,775	$737,404	$726,143
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the three month period ended November 30, 2019 were $1,667,922 compared to $1,111,823 for the three month period ended November 30, 2018.  Out of the net additions, $(74,703) (2018 - $862,411 increase) represents an increase/decrease due to foreign exchange on functional currency in the current period.   The increase excluding these amounts saw expenditures of $1,742,625 for the three month period ended November 30, 2019 compared to $249,412 during 2018.  The expenditures increased compared with the prior year due to the ongoing drilling and exploration program initiated in the prior fiscal year to construct and initiate mining at Buckreef.

Net loss for the three month period ended November 30, 2019 was $1,617,611, compared to a net loss of $1,393,084 for the comparable three month period ended November 30, 2018.  Net loss remained comparable between the two periods.

Variances in expenditures are set out below:

For the three month period ended November 30, 2019, depreciation expense was $87,049, compared to $87,542 for the three month period ended November 30, 2018. Depreciation expense remained consistent between the two periods.

Consulting fees for the three month period ended November 30, 2019 were $301,449, compared to $286,469 in the comparable three month period ended November 30, 2018.  Consulting expenses were comparable between the two periods.

Management Discussion and Analysis

November 30, 2019

Directors’ fees for the three month period ended November 30, 2019 were $27,906, compared to $27,906 in the comparable three month period ended November 30, 2018.  The amounts were the same as prior period.

Office and general expenses for the three month period ended November 30, 2019 were $62,877, compared to $40,462 in the comparable three month period ended November 30, 2018.  Office and general costs increased between the comparable period due to the increased activity at site with the current drill program which increased supporting office and general expenditures.

Shareholder information costs for the three month period ended November 30, 2019 increased to $162,299 from $69,822 for the comparable three month period ended November 30, 2018. The amounts increased during the current period due to an investor relations initiative including a shareholder promotion program and investor shows initiated in the current period.

Professional fees decreased by $88,455 for the three month period ended November 30, 2019 to $215,780 from $304,235 for the three month period ended November 30, 2018.  Professional fees were higher in the comparable period mainly due to increased work surrounding the litigations as disclosed in the unaudited interim condensed consolidated financial statements for the three month periods ended November 30, 2019 and 2018.

Salaries and benefits expense increased to $198,815 for the three month period ended November 30, 2019 from $135,495 for the three month period ended November 30, 2018.  Salaries and benefits increased in line with the overall increased activity due to the current drill and exploration program underway which resulted in addition in personnel in Tanzania and one employee at head office as well.

Share based payments for the three month period ended November 30, 2019 were $11,000, compared to $88,000 in the comparable three month period ended November 30, 2018.  The decrease is due to vesting of options issued in prior years which resulted in compensation of $11,000 (2018 - $88,000), see note 5 of the unaudited interim condensed consolidated financial statements for the three month periods ended November 30, 2019 and 2018 for details of stock options issued.

For the three month period ended November 30, 2019, travel and accommodation expense were higher at $16,526 compared to $7,548 in 2018.  Travel and accommodation expense increased due to increased travel to site given the current exploration program.

For the three month period ended November 30, 2019, the foreign exchange loss was $75,355 compared to an exchange gain of $94,827 for the same three month period ended November 30, 2018.  Foreign exchange differences were minor as the exchange rate remained fairly consistent between the two periods.

The interest accretion expense for the three month period ended November 30, 2019 was $219,250, compared to $153,135 for the three month period ended November 30, 2018.  Interest accretion increased due to additional loans closed during the three month period ended November 30, 2019.

Management Discussion and Analysis

November 30, 2019

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(1,618)	$(24,442)	$(2,144)	$(1,339)	$(1,392)	$(1,877)	$(1,698)	$(1,493)
Basic and diluted income (loss) per share	$(0.01)	$(0.18)	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding and loans.  Historically, the Company obtained funding via private placements and public offerings.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at November 30, 2019, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

At November 30, 2019, the Company had a working capital deficiency of $11,956,941 (August 31, 2019 – $9,095,970 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $133,952,995 (August 31, 2019 – $132,462,683) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Management Discussion and Analysis

November 30, 2019

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef and Kigosi mining licenses. As at November 30, 2019 an accrual of $715,000 (August 31, 2019 - $680,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $210,000 (August 31, 2019 - $211,000). The Company has recorded an accrual for all valid and active mining licenses.

Contingencies:

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

On January 19, 2018, Crede CG III, LTD (“Crede”) filed suit against the Company in the Supreme Court of the State of New York, County of New York, claiming, among other things, breach of contract for failure to allow Crede to exercise 1,300,000 Series A Warrants, as described in Note 5, to acquire 3,100,751 common shares.  The Series A Warrants were issued, along with Series B Warrants (the Series A Warrants and Series B Warrants, collectively “Warrants), in connection with a Securities Purchase Agreement entered into on September 1, 2016.  In response to the complaint, the Company’s attorneys initiated correspondence with Crede’s attorneys regarding Crede’s January 19, 2018 complaint.  On February 27, 2018, Crede dismissed its complaint against us without prejudice. On March 12, 2018, Crede filed suit against the Company in the Supreme Court of the State of New York, County of New York (Index No. 651156/2018) (“State Claim”), claiming breach of contract (including specific performance and injunctive relief); declaratory judgment that the Securities Purchase Agreement and Warrants are binding obligations; and, in the event injunctive and declaratory relief is not ordered, awarding compensatory and punitive damages, and attorney fees and costs for failure to allow Crede to exercise 500,000 Series B Warrants to acquire 1,332,222 common shares. On August 21, 2019, the Company filed a notice of appeal and seeking a stay of the summary judgement order in the State Claim pending appeal.  On October 17, 2019, the court in the State Claim order the delivery of 1,332,222 shares of common stock with an officer designated by the court and that a bond of $200,000 be posted.  The Company appealed the Supreme Court of the State of New York’s authority to require us to post a bond, and on December 3, 2019, the appeal court upheld our appeal and we were not required to post a $200,000 bond.

On May 10, 2018, we filed a complaint in the United States District Court Southern District of New York (Case No. 18–Civ-4201) (“Federal Claim”) against Crede and certain of its principals, and others, alleging, among other things, violation of certain acts under the Securities Exchange Act.  On March 26, 2019, the District Court dismissed certain of our claims against the defendants, but allowed certain claims under Securities Exchange Act for market manipulation and breach of the covenant of good faith and fair dealing by Crede to continue.

Management Discussion and Analysis

November 30, 2019

The Federal Claim is in its initial stage and discovery has been initiated.  In the event that the Company is forced to allow Crede to exercise the Warrants pursuant to the Supreme Court of the State of New York’s order and/or are subject to damages, the Company may be required to issue additional common shares under the Securities Purchase Agreement.  Under the terms of the Securities Purchase Agreement, the maximum number of common shares that may be issued in the transaction is limited to 21,704,630, of which 10,344,487 have been issued.  Pursuant to the Securities Purchase Agreement, the Company has also agreed to register the common shares that may be issued to Crede pursuant to a registration rights agreement.

The issuance of additional common shares will have a dilutive effect to our shareholders and the payment of damages and legal expenses may adversely affect the Company’s financial condition.

While the outcomes of this matter is uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Gold Corporation entered into the following transactions with related parties:

Three month ended November 30,	Notes	2019	2018
Legal services	(i)	$Nil	$Nil
Consulting	(ii)	$55,539	$55,105
Consulting	(iii)	$nil	$Nil
Consulting	(iv)	$19,837	$Nil

(i) The Company previously engaged a legal firm for professional services in which one of the Company’s directors is a partner.  During the three month period ended November 30, 2019, the legal expense charged by the firm was $nil (2018 - $nil).  As at November 30, 2019, $335,940 remains payable (August 31, 2019 - $335,940).

Management Discussion and Analysis

November 30, 2019

 (ii) During the three month period ended November 30, 2019, $55,539 (2018 - $55,105) was paid for consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii) During the three month period ended November 30, 2019, $nil (2018 - $nil) was paid for drill mobilization, and advances on drilling services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

(iv) During the three month period ended November 30, 2019, $19,837 (2018 - $nil) was paid for consulting services to a company controlled by a director.

As at November 30, 2019, the Company has a receivable of $45,619 (August 31, 2019 - $45,368) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.  The Company also has a receivable of $33,071 (August 31, 2019 - $33,071) from Stamico.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s former CEO and current director for total proceeds of $577,505 as described in Note 5.  Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly.  The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

As at November 30, 2019, the remaining balance outstanding under finance lease obligations after the settlements described above is $81,245 (August 31, 2019 - $78,784) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

 (b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Three months ended November 30,	2019		2018
	Fees, salaries and benefits (1)	Share based payments (2), (3))	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$ 152,540	$ nil	$ 127,124	$ nil
Directors	27,906	nil	27,906	Nil
Total	$ 180,446	$ nil	$ 155,030	$ nil

Management Discussion and Analysis

November 30, 2019

    (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2)   Compensation shares may carry restrictive legends.

     (3)   All stock option share based compensation is based on the accounting expense recorded in the year.

As at November 30, 2019, included in trade and other payables is $970,000 (August 31, 2019 - $927,000) due to these key management personnel with no specific terms of repayment.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees, (b) to reward such persons for their sustained contributions and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2019

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan we refer you to the Company’s Management Information Circular dated June 26, 2019 or the copy of the Omnibus Plan included with the Form 20-F Annual Report.

The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Management Discussion and Analysis

November 30, 2019

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income the Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 5 of the November 30, 2019 unaudited interim condensed consolidated financial statements for full disclosure.

Management Discussion and Analysis

November 30, 2019

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Management Discussion and Analysis

November 30, 2019

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Management Discussion and Analysis

November 30, 2019

Financial Instruments

Fair Value of Financial Instruments

Trade and Other Receivables and cash are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables, leases payable, convertible loans and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible loans are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.

The three levels of fair value hierarchy are as follows:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•

Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at November 30, 2019 and August 31, 2019, cash and cash equivalents were recorded at fair value under level 1 within the fair value hierarchy.

The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

Management Discussion and Analysis

November 30, 2019

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at November 30, 2019, or August 31, 2019.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at November 30, 2019, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $27,000 (2018 - $5,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at November 30, 2019, the Company had current assets of $3,746,571 (August 31, 2019 - $4,135,316) and current liabilities of $15,703,512 (August 31, 2019 - $13,231,286). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $11,956,941 (August 31, 2019 - $9,095,970).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At November 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $1,211,000 on the statements of comprehensive loss.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 158,447,772 common shares outstanding, 4,305,758 share purchase warrants outstanding, nil RSUs outstanding, and 7,352,000 stock options outstanding.

Management Discussion and Analysis

November 30, 2019

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Company is to develop the Buckreef Project based on the conceptual production plan as published in the NI43-101 compliant Mining Feasibility Report (June 2018). The exploration plans including financial analysis projections on the Buckreef encompassing the Buckreef Main, South, Eastern Porphyry, Bingwa and Tembo open pit mines. Recommendations for further resource upgrade drilling as stated in the June 26, 2018 NI43-101 pre-feasibility report were implemented during this reporting period. In addition to the in-fill drilling the Corporation also implemented the start of metallurgical, rock stress and other tests with the intent of determining the best plan to bringing the Buckreef project into production.

The Company continues to monitor its other various mineral properties in the portfolio, notable among them being Itetemia, Luhala and Kigosi. However, the Company suffered a setback on its Itetemia’s Golden Horseshoe Reef (GHR) that represented a modest, yet robust, medium grade, near surface gold deposit and is currently in the care and maintenance stage. In the Company’s normal monthly review of the Government portal it became aware of changes made to the Itetemia Mining License Application. No official correspondence has been received; however, it appears that our application had been denied and 5 PML’s were issued under another name based on the Government’s portal. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. The Company also has the option of referring the situation should it not resolve in its favor to the Tanzanian anti-corruption bureau or possibly seeking remedy under the Tanzanian / Canadian economic treaty of 2013.

The Luhala property holds modest but low-cost gold extraction potential and is still classified as an advanced stage exploration project.

The Company also suffered a setback on its Kigosi project, a pre-production mining project whereby development has been delayed due to recently enacted laws on mining in areas designated as game reserves. During the reporting period, the Mining Commission assumed 100% control of the Kigosi ML96/2013 while the protracted negotiations for access to the restricted Kigosi game reserve area are ongoing. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. Despite the setback, the Company has paid all outstanding annual fees to the Ministry of Mines as a show of good faith while negotiations for access with the Ministry of Natural Resources and Tourism continue.

Based on the Management’s adoption and implementation of the recommendations from the Executive Technical team to classify of all the Company’s various Prospecting License (PL) holdings under three project categories identified as PLs to Retain, PLs for joint venture and PLs to Discard/Abandon, efforts to pay up all outstanding annual fees on the PLs in the PLs to Retain and/or JV category progressed well but mainly targeted the Special Mining License and Mining licenses.

The five critical target projects were identified as Buckreef project, Buziba project, Kigosi project, Itetemia project and Luhala project. The Buziba project was traditionally included under Buckreef Project in previous annual reports but will now be treated as a standalone project. Brief descriptions of PL holdings and financial obligation status for each respective project area are summarized in the sections below. Actual fieldwork was mainly concentrated on the Buckreef Project during the reporting period.

Management Discussion and Analysis

November 30, 2019

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

| | Buckreef (a) | Kigosi (b) | Itetemia (c) | Luhala (d) | Total |
|---|---|---|---|---|---|
| **Balance, September 1, 2018** | **$ 28,137,335** | **$ 12,490,641** | **$ 5,948,261** | **$ 3,336,617** | **$ 49,912,854** |
| Exploration expenditures: | | | | | |
| Camp, field supplies and travel | 186,634 | - | - | - | 186,634 |
| License fees and exploration and field overhead | 829,148 | 45,945 | - | 2,733 | 877,826 |
| Geological consulting and field wages | 71,166 | - | - | - | 71,166 |
| Geophysical and geochemical | - | - | - | - | - |
| Property acquisition costs | - | - | - | - | - |
| Trenching and drilling | 2,001,931 | - | - | - | 2,001,931 |
| Recoveries | - | - | - | - | - |
| Foreign exchange translation | 524,041 | 232,630 | 110,783 | 62,142 | 929,596 |
| | 3,612,920 | 278,575 | 110,783 | 64,875 | 4,067,153 |
| | 31,750,255 | 12,769,216 | 6,059,044 | 3,401,492 | 53,980,007 |
| Write-offs | - | (12,769,216) | (6,059,044) | (3,401,492) | (22,229,752) |
| **Balance, August 31, 2019** | **$ 31,750,255** | **$ -** | **$ -** | **$ -** | **$ 31,750,255** |
| Exploration expenditures: | | | | | |
| Camp, field supplies and travel | 102,535 | - | - | - | 102,535 |
| License fees and exploration and field overhead | 238,746 | - | - | - | 238,746 |
| Geological consulting and field wages | 270,319 | - | - | - | 270,319 |
| Geophysical and geochemical | - | - | - | - | - |
| Property acquisition costs | - | - | - | - | - |
| Trenching and drilling | 1,131,025 | - | - | - | 1,131,025 |
| Recoveries | - | - | - | - | - |
| Foreign exchange translation | (74,703) | - | - | - | (74,703) |
| | 1,667,922 | - | - | - | 1,667,922 |
| | 33,418,177 | - | - | - | 33,418,177 |
| Write-offs | - | - | - | - | - |
| **Balance, November 30, 2019** | **$ 33,418,177** | **$ -** | **$ -** | **$ -** | **$ 33,418,177** |

Buckreef Project

Management Discussion and Analysis

November 30, 2019

Mine Development and Operations

The Buckreef Project is in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf).  The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef Project encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North. The Buckreef Project is fully licensed for mining and extraction of gold.

Mining Buckreef South Pilot Pit

The following cumulative work on mining and process plant operations was completed up to 30th November 2019:

•

No mining or ore processing activities conducted at the Buckreef project during the reporting period.

•

Historical cumulative total ore mined from the Buckreef South pilot pit as of 31st November 2019 remains at 119,725.59t averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

•

The disposition of the Ore stockpiled as of 31st November 2019, remains as follows: ROMPAD: 72,315.66t @1.39g/t Au (3,237.96 Ozs); Pad#1: 20,931.75t @2.29g/t Au (1,541.77 Ozs); Pad#2: 12,943.78t @2.78g/t Au (1,155.55 Ozs); Pad#3: 9,237.90t @ 3.85g/t Au (1,143.49 Ozs) & Crusher Pad: 4,245t @ 3.86 g/t Au (526.62 Ozs).

Resource Drilling on the Buckreef Main Pit Area

The following cumulative work on resource upgrade drilling was completed up to 30th November 2019:

•

Continued Phase 2 RC drilling covering the three main contiguous zones that make up the Buckreef Deposit as Buckreef Main, Buckreef North and Buckreef South prospects.

•

Continued with Phase 2 resource upgrade Diamond Core (DD) drilling program. Some of the deeper diamond core holes were first pre-collared with RC.

During the reporting period, a total 7,448.57m split as 4,221m (RC) and 3,227.57m (diamond core). Most of the diamond core holes were initially pre-collared with RC as part of a cost saving and time saving measure.

Reverse Circulation (RC) Drilling: Buckreef Main & North

) RC drill-holes with a combined total metreage of 1,549m all drilled by Coreworthy mainly as RC pre-collaring was completed during the reporting period.

Reverse Circulation (RC) Drilling: Buckreef South

RC drill-holes with a combined total metreage of 2,672m all drilled by Coreworthy were drilled to probe mainly for the down-dip extension of the partially mined out ore zones below the South pit.

Management Discussion and Analysis

November 30, 2019

Diamond Core (DD) Drilling

•

DD drill-holes with a combined total metreage of 3,227.57m (all done by Coreworthy) were completed during the reporting period. The core drilling was targeting down-dip extensions of the Buckreef Main and Buckreef North sections of the deposit.

Drilling Assay Results

During the reporting period, assays results received from the drilling program for the three main sections that make up the Buckreef deposit returned encouraging results that included significant intercepts as follows:

Buckreef North

➢

.

➢

L19.5_1 (BMDD221): 3m@1.22g/t Au from 409m including 1m@2.39g/t Au from 409m; 1m@8.2g/t Au from 416m; 30.7m@5.52g/t Au from 420m including 6m@15.64g/t from 482m & 4m@6.55g/t Au from 475m and 7m@4.60g/t Au from 496m including 3m@9.17g/t Au from 500m.

➢

.

➢

L25_1 (BMRCD298): 3.99m@3.0g/t Au from 425m;  9m@0.47g/t Au from 468m; 2m@3.11g/t Au from 506m, including 1m@6.08g/t Au from 506m;  7m@0.56g/t Au from 533m;  57m@1.62g/t from 634m, including 2m@3.04g/t Au from 641m, 3m@2.32g/t Au from 650m, 6m@1.96g/t Au from 653m, 2m@6.94g/t Au from 662, 7m@3.99g/t Au from668m, 2m@4.39g/t Au from 679m and 4m@1.59g/t Au from 687m.

Grade Control (RC) Drilling

•

Planning of a 3-phase grade control drilling program covering the outline of the new oxide ore starter pit was completed. Entire program comprises ~12,500m.

•

Phase 1 drilling program covers the southern section of the pit and will comprise 3,325m from 133 GC holes @ 25m depth max. Actual drilling will commence in December 2019.

Mineral Resource and Mineral Reserve Estimates

The Buckreef Gold project mineral resources as at 30th November 2019 using a cut-off grade of 0.5g/t is as summarized in the table below:

Buckreef Gold Project Mineral Resource Estimate as of 30th November 2019 (Source Virimai Projects, 2018)

Management Discussion and Analysis

November 30, 2019

The Buckreef Gold project pit-optimized mineral reserves as at 30th November 2019 using a cut-off grade of 0.3g/t is as summarized in the table below:

Buckreef Gold Project Mineral Reserve Estimate as of 30th November (Source Virimai Projects, 2018)

Pits Design Reserves Summary		COG: Oxide & Trans = 0.38, Fresh = 0.41 **Virimai 22nd June 2018 Pit Design Reserves Summary**			
Prospect	**Reserves**	**Tonnes**	**Grade**	**In Situ Gold Content**	
Name	**Category**	**(Mt)**	**Au (g/t)**	**Kg**	**oz**
Buckreef	Proven	8,174,415	1.64	13,374.06	429,985.66
	Probable	8,174,147	1.40	11,435.72	367,666.58
	Waste	**160,217,840**			
Total (Proven + Probable)		**16,348,562**	**1.52**	24,809.78	797,652.24
Eastern Porphyry	Proven	79,385	1.17	93	2,982
	Probable	976,281	1.03	1,003	32,242
	Waste	9,823,917	0.02		
Total (Proven + Probable)		**1,055,666**	**1.04**	1,096	35,224
Tembo	Proven	-	-	-	-
	Probable	70,183	2	165	5,312
	Waste	1,354,468	-		
Total (Proven + Probable)		**70,183**	**2.35**	**111**	**3,582**
Bingwa	Proven	1,098,383	2.39	2,366	76,074
	Probable	510,154	1.30	377	12,108
	Waste	10,311,734			
Total (Proven + Probable)		**1,608,536**	**2.04**	**2,743**	**88,182**
Grand Total	**Proven**	**9,352,183**	**1.72**	**16,092**	**517,358**
	Probable	**9,730,764**	**1.36**	**13,265**	**426,492**
	Proven +Probable	**19,082,947**	**1.54**	**16,749**	**943,851**

Buziba Project

During the reporting period, no fieldwork was conducted in the project area.

The Buziba Project comprises a single prospecting license (PL6545/2010) located some 25km east of the Buckreef project in the Geita district (see Figure, overleaf).  The project area can be accessed from Buckreef via unpaved and poorly maintained gravel roads. The Project is a pre-development stage medium grade gold deposit and principal host lithologies include basalt, co-magmatic dolerite and a suite of intrusive quartz-albite felsic porphyries. Gold mineralization associated with shear-hosted vein quartz arrays in meta-basalts and as extensive stock works in the felsic porphyries. Geometry of the mineralization is highly irregular, forming a zone 200m thick and extending E-W for at least 2,500m.

Based on an NI43-101 compliant Preliminary Economic Report published in 2012 and subsequently in 2014, the global gold resources (Measured, Indicated & Inferred) estimated over approximately 2.5km strike length and to a depth of 230 metres below surface amounts to 29Mt@1.04g/t containing 984,144ozs of gold.

License Holding and Status (Buckreef & Buziba)

At the end of Q1_2020, the Buckreef Project technically comprises one PL and one SML covering a surface area of 21.64km2. However, due to ongoing discussions for the continuance of the original JV land-holdings, the 12 other PLs whose 8-year tenure expired are still safeguarded on the Ministry of Minerals License Portal record and the license status and statutory liabilities for the Buckreef project is as shown in the table below:

Management Discussion and Analysis

November 30, 2019

Buckreef Gold Project PL Portfolio Status – License Status and Liabilities as of 30th November 2019

•

According to the updated Government Records the Buckreef-Buziba Project Annual Fees Liability as of 30th November 2019 is USD0.00.

•

The Company, through its JV partner, Stamico, is still in the process of negotiating with the Mining Commission to issue new Licenses to preserve the PL holdings for the JV agreement.

•

The Company still has not received any information back from the Government on its request to review the proposed land compensation for villagers affected by the expanded Buckreef Special Mining Lease area.

Itetemia Project

During the reporting period, no fieldwork was conducted in the project area.

The Itetemia gold deposit includes the mineral resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources by CSA Australia Pty (Ltd) (“CSA”).  The gold resource numbers for the GHR are as at 30th May 2016 using a cut-off grade of 1.0g/t:

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Mining License

Management Discussion and Analysis

November 30, 2019

(ML) commenced on 4th November 2015. Despite numerous enquiries by the Company, no official feedback has been received from authorities in the Ministry of Mines or the Mining Commission on the status of this application during the reporting quarter. In the Company’s normal monthly review of the Government portal it became aware of changes made to the Itetamia Mining License Application. No official correspondence has been received; however, it appears that our application has been denied and 5 PML’s reverted back into another name based on Government’s portal. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. The Company also has the option of referring the situation should it not resolve in our favor to the Tanzanian anti-corruption bureau or possibly seeking remedy under the Tanzanian / Canadian economic treaty of 2013.

As of 30th November 2019, the retained portion of the Itetemia project area now has 4 active PLs all covering a surface area of 13.37km2. However, as of May 2019, the area covered by the ML application has five PMLs already granted over the ML application area and now the subject of a court case filed by the Company to redress the situation.

Itetemia Gold Project PL Portfolio Status – License Status and Liabilities as of 30th November 2019

•

All three of the critical PLs were successfully renewed.

•

Current liability (no penalties) on the Itetemia licenses totals US$2,666 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

Kigosi Project

During the reporting period, no fieldwork was conducted in the project area.

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining License. A recent pronouncement by the Honorable President of Tanzania to local villagers in Ushirombo stated that his government had commenced procedures for de-gazetting part of the Kigosi-Moyowosi game reserve area to afford villagers extended land for agriculture and mining activities.

Mine development plans at Kigosi continue to be shelved since under the 2010 Mining Act, only exploration and mining of energy minerals, including uranium, gas and petroleum is permitted in any game reserve.  Historical exploration on the project established a resource as shown in table below.

Management Discussion and Analysis

November 30, 2019

Table 67 : Kigosi Project Resource Statement - 1st September 2009

PROSPECT / LOCATION	REEF	RESOURCE CATEGORY	VOLUME (m^3)	SG (t/m^3)	IN SITU TONNAGE	AVE GRADE (g/t)	GOLD CONTENT (kg)	GOLD CONTENT (Troy oz)
Luhwaika	Main	Measured	1,475,233	2.50	3,692,508	1.42	5,256	168,987
		Indicated	373,866	2.50	935,000	1.14	1,065	34,252
	TOTAL / AVE MAIN REEF		**1,849,099**	**2.50**	**4,627,508**	**1.37**	**6,321**	**203,239**
	West	Measured	1,438,190	2.49	3,579,401	0.60	2,152	69,189
		Indicated	234,857	2.49	584,000	0.57	333	10,694
	TOTAL / AVE WEST REEF		**1,673,047**	**2.49**	**4,163,401**	**0.60**	**2,485**	**79,883**
	Quartz rubble	Measured	-	-	-	-	-	-
		Indicated	1,486,862	2.62	3,889,000	0.83	3,225	103,681
	TOTAL / AVE QUARTZ RUBBLE		**1,486,862**	**2.62**	**3,889,000**	**0.83**	**3,225**	**103,681**
TOTAL / AVE LUHWAIKA			**5,009,008**	**2.53**	**12,679,909**	**0.95**	**12,031**	**386,803**
Igunda	A	Measured	-	-	-	-	-	-
		Indicated	64,415	2.80	180,000	3.68	662	21,288
	TOTAL / AVE A REEF		**64,415**	**2.79**	**180,000**	**3.68**	**662**	**21,288**
	B	Measured	-	-	-	-	-	-
		Indicated	-	-	-	-	-	-
	TOTAL / AVE B REEF		**-**	**-**	**-**	**-**	**-**	**-**
TOTAL / AVE IGUNDA			**64,415**	**2.79**	**180,000**	**3.68**	**662**	**21,288**
TOTAL / AVE KIGOSI MEASURED & INDICATED			**5,073,423**	**2.53**	**12,859,909**	**0.99**	**12,693**	**408,091**

Kigosi Gold Project: Historical published Resource/Reserve results

The table below shows the status (as of 30th November 2019) of the Kigosi Project license portfolio (identified as critical to the project) has 4 active PLs all covering a surface area of 61.98km2 (excluding the Kigosi ML096/2013 that was put under Mining Commission protector ship while access negotiations are underway) The license status and statutory liabilities are as shown in the table below:

Kigosi Gold Project PL Portfolio Status – License Status and Liabilities as of 30th November 2019

•

Applications for renewal of three (3) of the critical licenses were successfully submitted.

•

Current liability (no penalties) on the Active licenses totals US$23,397.75 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

•

There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture is being tabulated by the Ministry.

Luhala Project

During the reporting period, no fieldwork was conducted in the project area.

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

Management Discussion and Analysis

November 30, 2019

Drilling at the Luhala Project has been concentrated on the Luhala Hills (Luhala Hill, Kisunge Hill, Shilalo Hill South and Shilalo Hill West). A total of 3,279m of diamond core drilling (26 holes) and 8,665m of RC drilling (144 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling conducted over the various deposits at Luhala, has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:

Luhala Gold Project: Historical published exploration results

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study reporting.

At the end of this reporting period critical Luhala project area had 1 PL covering a surface area of 3.45km2. The Luhala Project license status and statutory liabilities are as shown in the table below:

Luhala Gold Project PL Portfolio Status – License Status and Liability as of 30th November 2019

•

An application for renewal has been filed with the Ministry of Mines.

•

Current liability (no penalties) on the Active license totals US$300 mainly related to anticipated renewal application fees and annual fees for the renewal period as itemized in the table above.

Exploration Projects Updates: Other PLs (JV/Discard)

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management continues to streamline its license portfolio in Tanzania.

Management Discussion and Analysis

November 30, 2019

During the reporting period, the Company managed to pay off the bulk of the liabilities (as per the latest government updated debtors’ list of September 30, 2019) for Prospecting Licenses proposed for possible Joint Venture partnerships (blue text) and/or discard (purple text) and subsequently discarded the bulk of the licenses that were considered surplus (Discard category). The entire portfolio covers a combined area of 67.52km2.

Rest of Gold Project PL Portfolio Status – License Status and Liabilities as of 30th November 2019

•

All the PLs have outstanding annual fees and penalty fee payments were paid up during the reporting period.

•

Current liability (no penalties) on the Active license totals US$3,499 mainly related to planned renewal applications and attendant annual fees for the renewal period as itemized in the table above.

•

There is an anticipated liability that will stem from some of the forfeited licenses whose outstanding annual fees at the time of forfeiture is being tabulated by the Ministry.

Summary

As at November 30, 2019 an accrual of $715,000 made up as follows: Active PLs ($35,813 no penalties) & Forfeited PLs (US$679,187 inclusive of 50% penalty) (August 31, 2019 - $680,000) has been recorded relating to unpaid license fees and resultant penalties.

The active licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees for the forfeited licenses is approximately $210,000 (August 31, 2019 - $211,000). The Company has recorded an accrual for all valid and active mining licenses.

As of 30th November 2019, and based on the continuing streamlining of the PL-holdings exercise, all outstanding, current and future financial liabilities and obligations arising from our total current land-holdings (including forfeited PLs all of which no longer appear on our portal) in unpaid rents including the penalties is ~US$541,411 made up as follows:

•

Upcoming 2019/2020 Annual fees (no penalties): US$26,863.

•

Application Fees: US$2,700.

•

Preparation Fees: US$300

•

Forfeited Licenses Outstanding Annual Fees (inclusive of 50% penalty): US$511,548

Management Discussion and Analysis

November 30, 2019

The table below summarizes the liability by company.

TRX All Project PL Portfolio Status – License Status and Liabilities as of 30th November 2019

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2019 filed on SEDAR as the Company’s Annual Information Form.

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of November 30, 2019 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Management Discussion and Analysis

November 30, 2019

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of November 30, 2019 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s controls are based on the Committee of Sponsoring Organizations (“COSO”) 2013 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of November 30, 2019 and have concluded that these controls and procedures are not effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company in light of the material weakness in the Company’s ICFR as further discussed. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of November 30, 2019 and concluded that ICFR was not effective as at November 30, 2019 due to the following material weaknesses; (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.

The Company intends to take steps to enhance and improve the design of its ICFR; however during the fiscal period ended November 30, 2019, the Company has not been able to remediate the material weaknesses identified above.  Further, proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company.

During the current period there have been no other changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE MKT LLC trading under the symbol “TRX”.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com .

Management Discussion and Analysis

November 30, 2019

Approval

The Board of Directors of Tanzanian Gold Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.